UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Opiant Pharmaceuticals, Inc.

(Name of Issuer)
Common Stock, par value $.001 per share

(Title of Class of Securities)
683750103

(CUSIP Number)

Dr. Roger Crystal
c/o Opiant Pharmaceuticals, Inc.
233 Wilshire Blvd., Suite 280
Santa Monica, CA 90401
(310) 598-5410

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 9, 2018

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box:
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683750103
(1) Names of Reporting Persons Dr. Roger Crystal
(2) Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3) SEC Use Only
(4) SOURCE of Funds (See Instructions) PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
(6) Citizenship or Place Of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
587,325 shares (1)
(8) Shared Voting Power
0 shares
(9) sole dispositive power
587,325 shares (1)
(10) Shared Dispositive Power
0 shares
(11) Aggregate Amount Beneficially Owned by Each Reporting Person 587,325 shares (1)
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13) Percent of Class Represented by Amount in Row (11) 12.3% (2)
(14) Type of Reporting Person (See Instructions) IN

(1) Includes 578,850 shares of Common Stock which may be acquired within 60 days of the date of this Schedule 13D/A upon the exercise of stock options.
(2)    Percentage calculated based on 4,186,438 shares of Common Stock of Opiant Pharmaceuticals, Inc. (the “Issuer”), which is the total number of shares of Common Stock of the Issuer outstanding as of December 31, 2019.

Explanatory Note
This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on February 28, 2018 (the “Schedule 13D”) by Dr. Roger Crystal (the “Reporting Person”) relating to the Common Stock of Opiant Pharmaceuticals, Inc. (the “Issuer”). This Amendment combines in one filing three Schedule 13D/A amendments and reports all disclosure that would have been required in each amendment had they been timely filed. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.
Item 1.    Security and Issuer.
Item 1 is hereby amended by deleting the text thereof in its entirety and substituting the following in lieu thereof:
This filing on Schedule 13D relates to the shares of Common Stock of the Issuer, whose principal executive offices are located at 233 Wilshire Blvd., Suite 280, Santa Monica, CA 90401.
Item 2. Identity and Background.
Paragraphs (b) and (c) of Item 2 are amended and restated in their entirety as follows:
(b)    The business address of the Reporting Person is c/o Opiant Pharmaceuticals, Inc., 233 Wilshire Blvd., Suite 280, Santa Monica, CA 90401.
(c)    The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.
Item 3.    Source and Amount of Funds or Other Consideration.
Item 3 is amended to add the following:
On October 2, 2018, the Reporting Person made a 50,000 share “cashless” exercise from a 500,000 share stock option granted October 27, 2015 at a per share exercise price of $7.25 (the “2015 Option”), resulting in the issuance of 29,297 shares and the forfeiture of 20,703 option shares. From October 2, 2018 through October 9, 2018, the Reporting Person sold on the open market 29,297 shares of Common Stock acquired upon exercise of the 2015 Option.
On January 4, 2019 and January 7, 2019, the Reporting Person made cash exercises of an aggregate of 25,000 shares from the 2015 Option. On January 4, 2019, the Reporting Person made a cash exercise of 25,000 shares from a 75,000 share stock option granted December 31, 2013 at a per share exercise price of $6.00 (the “2013 Option”). From January 4, 2019 through January 8, 2019, the Reporting Person sold on the open market an aggregate of 50,000 shares of Common Stock acquired upon exercise of the 2015 Option and the 2013 Option.
On January 15, 2019, the Issuer granted to the Reporting Person a stock option to purchase 13,200 shares of Common Stock at a per share exercise price of $14.62 (the “2019 Option”). The 2019 Option vests as to one-forty-eighth of the shares on February 15, 2019 each month thereafter, subject to the Reporting Person continuing as a service provider through each such date.

From April 2, 2019 through April 5, 2019, the Reporting Person made cash exercises of an aggregate of 50,000 shares from the 2015 Option. From April 2, 2019 through April 8, 2019, the Reporting Person sold on the open market an aggregate of 50,000 shares of Common Stock acquired upon exercise of the 2015 Option.
Item 5.     Interest in Securities of the Issuer.
Paragraphs (a), (b) and (c) of Item 5 are amended and restated in their entirety as follows:
(a) and (b)    The responses of the Reporting Person to rows 7, 8, 9, 10, 11 and 13 on the cover page of this Statement are incorporated herein by reference. As of the close of business on February 5, 2020, the Reporting Person beneficially owned 587,325 shares of Common Stock, representing approximately 12.3% of the outstanding shares of Common Stock. The percentage in this paragraph relating to beneficial ownership is based on 4,186,438 shares of Common Stock of the Issuer outstanding as of December 31, 2019.
(c)    The following table sets forth sales of Common Stock of the Issuer, each effected in an ordinary brokerage transaction, which reflects the transactions that should have been reported in the first of the three required Schedule 13D amendments:

Date of Sale	Number of Shares	Sale Price Per Share
October 2, 2018	10,144	$17.51
October 3, 2018	4,300	$19.23 (1)
October 4, 2018	4,006	$18.43
October 5, 2018	847	$18.14
October 8, 2018	3,059	$17.33
October 9, 2018	6,941	$17.04
(1) The sale was executed in multiple trades at prices ranging from $19.00 to $19.75.

The following table sets forth sales of Common Stock of the Issuer, each effected in an ordinary brokerage transaction, which reflects the transactions that should have been reported in the second of the three required Schedule 13D amendments:

Date of Sale	Number of Shares	Sale Price Per Share
January 4, 2019	11,834	$13.54 (1)
January 7, 2019	26,759	$13.28 (2)
January 8, 2019	11,407	$13.27 (3)

(1) The sale was executed in multiple trades at prices ranging from $13.47 to $13.66.
(2) The sale was executed in multiple trades at prices ranging from $13.22 to $13.50.
(3) The sale was executed in multiple trades at prices ranging from $13.05 to $13.42.

The following table sets forth sales of Common Stock of the Issuer, each effected in an ordinary brokerage transaction, which reflects the transactions that should have been reported in the third of the three required Schedule 13D amendments:

Date of Sale	Number of Shares	Sale Price Per Share
April 2, 2019	600	$12.48 (1)
April 3, 2019	3,791	$12.24 (2)
April 4, 2019	16,836	$11.93 (3)
April 5, 2019	16,001	$11.98 (4)
April 8, 2019	12,772	$12.10 (5)

(1) The sale was executed in multiple trades at prices ranging from $12.47 to $12.52.
(2) The sale was executed in multiple trades at prices ranging from $12.22 to $12.47.
(3) The sale was executed in multiple trades at prices ranging from $11.90 to $12.08.
(4) The sale was executed in multiple trades at prices ranging from $11.90 to $12.06.
(5) The sale was executed in multiple trades at prices ranging from $12.06 to $12.20.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2020
Signature: /s/ Dr. Roger Crystal
Name/Title: Dr. Roger Crystal